Mail Stop 3561

November 30, 2006

Irwin Pearl, President
Orion Diversified Technologies, Inc.
630 Shore Road, Suite 505
Long Beach, N.Y. 11561

> **Re:** **Orion Diversified Technologies, Inc.**
> **Amendment No. 1 to Schedule 14C**
> **Filed November 3, 2006**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended October 31, 2005, January 31, and**
> **July 31, 2006**
> **File No. 0-04006**

Dear Mr. Pearl:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All pages numbers refer to the marked courtesy copy of the filing that you provided to us.

Schedule 14C

General

1. We note that under the share exchange agreement, a total of 11,775,000 shares of Orion common stock will be issued in exchange for all of the outstanding common stock of Ovale and that under the initial closing in November 2004, more than 5,900,000 shares of Orion common stock have already been issued. In addition, we note that the controlling shareholders who approved the share exchange agreement appear to include the Ovale shareholders who received or will receive Orion shares in connection with the share exchange agreement. Please tell us why you believe it was appropriate not to file a Schedule 14A to permit stockholders to vote to approve the share exchange agreement prior to the initial issuance of Orion common stock in November 2004.

Letter to Stockholders, page 2

2. Please revise to discuss the approval of the share exchange agreement as the first matter on page 2.

The Charter Amendments, page 7

3. Please revise to clarify the amendments discussed in the last bullet.

Votes Required and Stockholders who signed the Resolution, page 8

4. Please revise to disclose the total number and percentage of shares approving the share exchange agreement that are held by existing Ovale stockholders who received Orion common stock in connection with the initial closing of the share exchange agreement in November 2004. Please also disclose the number and percentage of shares held by other affiliates of Orion and Ovale that approved the share exchange agreement.

Action 1: Securities Exchange with Ovale, page 9

5. Please revise the first paragraph to clarify the terms of the share exchange agreement. Specifically, please quantify the number of shares of Orion that have already been issued and the number of shares of Orion to be issued. Please also disclose the number of shares of Ovale that are being exchanged for the 11,775,000 shares of Orion. Please disclose the amount of the loans made to Ovale by investors and the number of shares of Ovale that these investors received when the loans were converted into Ovale's stock. In addition, please clarify what you mean when you state: "…the Exchange Agreement as amended provides for the assignment of a loan made by certain shareholders of Ovale to Orion to be assigned to Orion."

How the Exchange Came About and the Money Invested in Ovale, page 10

6. We note your response to comment 7 of our letter dated December 21, 2005. Please revise to significantly expand your disclosure to include a background section. Please describe how the final terms were reached. For example, revise to describe the negotiations, the several amendments to the share exchange agreement, and how the consideration was determined.

7. We note that various loans were paid to Mr. Fabert for Ovale. Please revise to explain the reasons for paying Mr. Fabert, rather than investing directly in Ovale. Please describe the conversion terms of the loans.

Terms of the Exchange, page 13

8. Please describe the second closing conditions.

Factors Considered, page 15

9. We note your response to comment 11 of our letter dated December 21, 2005 and we note that you combine your discussion of positive and negative factors. Please revise to separately disclose your negative factors.

10. We note your response to comment 12 of our letter dated December 21, 2005. Regarding the liquidation value to shareholders, please address why you rejected this alternative.

Ovale's Business, page 16

Overview, page 17

11. We note your response to comment 13 of our letter dated December 21, 2005. Please revise to describe any new lines of business or any planned changes to the business or operations after the reverse merger.

Development of Ovale's Business, page 18

12. Please disclose when Ovale submitted its offer to the Clinique des Grangettes and describe the Clinique's response. Please clarify what you mean when you say that Ovale has "concluded" its agreements with the American Hospital and Hotel Plaza, and whether Ovale has entered into these agreements or whether the agreements have been terminated. In addition, describe the terms of these agreements and the revenues generated from each one. Please also disclose the revenues generated from the website.

Description of Orion's Securities, page 44

Preemptive Rights, page 44

13. We note your response to comment 24 of our letter dated December 21, 2005. Please reconcile your disclosure with sections 4.2 and 4.4 of the share exchange agreement which indicate that Orion's securities do not have preemptive rights.

Security Ownership of Certain Beneficial Owners of Ovale and of its Officers, page 45

14. We note your responses to comments 25 and 28; however, we reissue our previous comments.

15. We note that both Parthian Securities and Synergy reference footnote (4). Please revise to disclose the relationship, if any, between these two entities. Further, disclose why Parthian is transferring shares to Mr. Sohl.

16. Please disclose the address for Mr. Berney.

17. We note your response to comment 29 in our letter dated December 21, 2005. Please augment your disclosure to more clearly identify the natural person with voting or investment power over the shares held by each entity. For example, it appears that Mr. El Sohl has the voting or investment power over the shares held by Synergy Asset Management Ltd. but the disclosure does not clearly state so and in the case of Atlantic International Capital Holdings, Ltd. you have not identified a natural person with voting or investment power over the shares it holds.

Exhibit D: Audited Financial Statements of Orion

General

18. We have reviewed your response to our prior comments regarding your equity interest in Ovale. Based upon your responses and updated financial statements, it appears that the release of your 5,900,000 common shares from escrow to the owners of Ovale effected a change in control which should have been reflected as a recapitalization as of November, 2005. Please revise your financial statements to reflect the historical financial statements as those of Ovale for all periods presented.

19. Where applicable, please make conforming changes to the financial statements included in Orion Diversified Technologies, Inc.'s Form 10-KSB for the year ended April 30, 2006 and Forms 10-QSB for the quarterly periods ended January 31, 2006 and July 31, 2006. In this regard, we advise you to consider the impact of either adopting the fiscal

year of Ovale or to continue reporting using the fiscal year of Orion prior to amending your previously filed reports.

Report of Independent Registered Public Accounting Firm

20. We note your response to our prior comment 31; however, we reissue this comment as it relates to the audit of your financial statements as of and for the years ended April 30, 2006 and 2005. Please obtain a revised audit report that replaces the wording "in accordance with the *auditing* standards of the Public Company Accounting Oversight Board (United States)" with "in accordance with the standards of the Public Company Accounting Oversight Board (United States)."

Notes to Financial Statements

Note 2. – Summary of Significant Account Policies

21. We note your response to our prior comment 34. Please confirm to us that you are receiving repayment of the Orion-Ovale note receivable in U.S. dollars.

22. We note your statement that you follow the provisions of SFAS No. 121 in testing for and recording impairments. Please be advised that SFAS No. 121 has been superseded by SFAS No. 144. Please revise your disclosures and your financial statements, as applicable.

Exhibit F: Ovale S.A. Financial Statements

Notes to Financial Statements

23. We have reviewed your response to our prior comment 38. Please tell us your basis in GAAP for treating the key money as an indefinite-life asset. In addition, please tell us:

   - How you determined the leasehold rights are clearly and closely associated with the business location rather than the lease term or estimated life of the leasehold;

   - On what basis you were able to determine that the leasehold rights generate cash flows indefinitely;

   - Whether you are legally or contractually required to pay for the leasehold rights;

   - If you assumed the pre-existing lease from the previous tenant;

   - Whether the leasehold right is refundable;

- If the lease provides for periodic market rate rent increases during the initial term and renewal periods.

In any event, please revise to disclose your accounting policy related to the key money. Also please revise to label the key money as "leasehold rights." Be advised that the nature of the leasehold rights is not consistent with goodwill as defined in paragraph F1 of SFAS No. 142.

Form 10-KSB for the Fiscal Year Ended April 30, 2006

Management's Discussion and Analysis or Plan of Operation

24. Please revise to include a description of your plan of operations for the next twelve months including a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a) of Regulation S-B.

Disclosure Controls and Procedures

25. We note your statement that you designed your disclosure controls and procedures to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods. Please also disclose, if true, that you also designed your disclosure controls and procedures to ensure that information required to be disclosed by your in the reports you file under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Refer to Rule 13(a)-15(e) of Regulation S-X.

Exhibit 31.1 and 31.2

26. We note your response to comment 34 in our letter dated December 21, 2005. We reissue our prior comment 34 asking you to revise, in future filings, the certifications so that they appear exactly as set forth in Item 601(b)(31) of Regulation S-B. For example, we note the certification continues to contain the officer's title in the first line. In addition, please also confirm that the inclusion of your CEO's and CFO's title in your certifications was not intended to limit the capacity in which such individuals provided the certifications. Further, we note the use of the term "annual" in paragraphs 3 and 4(a) and the term "registrant," rather than "small business issuer." Please similarly revise your future reports on Form 10-QSB.

**

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or in his absence William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Martin Mushkin, Esq.
FAX: (203) 547-7540